Santiago, May 15, 2024

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, May 15, 2024, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the following line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Bond Series AA-8 BSTDA80323, for a total amount of CLP 5,000,000,000 maturing on September 1, 2027. The average placement rate of the securities was 6.30%.

- Bond Series AA-10 BSTD100323, for a total amount of CLP 15,000,000,000 maturing on March 1, 2026. The average placement rate of the securities was 6.23%.

- Bond Series AA-15 BSTD130923, for a total amount of UF 120,000 maturing on Septemebr 1, 2029. The average placement rate of the securities was 3.42%.

            Sincerely,
Patricia Pérez Pallacán
Head of ALM

C.c:
- Stock Exchange
- Chilean Electronic Exchange